July 25, 2025

Chris Ehrlich
Chief Executive Officer
CERO Therapeutics Holds, Inc.
201 Haskins Way, Suite 230
South San Francisco, CA 94080

        Re: CERO Therapeutics Holds, Inc.
            Registration Statement on Form S-1
            Filed July 21, 2025
            File No. 333-288816
Dear Chris Ehrlich:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Stephen M. Davis, Esq.